EXHIBIT 99.1

Crescent Point Announces 2018 Budget and Significant Increase to Uinta Inventory

CALGARY, Alberta, Jan. 09, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) and (NYSE:CPG) is pleased to announce its budget for 2018.

KEY HIGHLIGHTS

  Achieved 2017 exit rate of 183,000 boe/d and expects 2018 year-over-year exit growth of approximately seven percent.
  2018 capital budget focused on returns, with over 75 percent of net wells drilled expected to payout in two years or less.
  Increased total corporate productive capacity by approximately 70 percent, driven by new horizontal locations in Uinta.
  Transacted over $320 million of non-core dispositions in 2017 with a continued focus on debt reduction.

The Company's 2018 budget is expected to generate annual average production of 183,500 boe/d and exit production of 195,000 boe/d. This represents annual growth of approximately five percent and year-over-year exit growth of approximately seven percent. These growth rates are in addition to the Company’s monthly dividend income provided to shareholders.

Crescent Point is also pleased to announce it achieved a 2017 exit rate of 183,000 boe/d, which represented year-over-year production growth of approximately 10 percent, both on an absolute and per share basis. This growth was realized despite executing several non-core asset dispositions throughout 2017.

The Company also successfully identified new drilling locations during 2017, including additional horizontal locations in the Uinta Basin. At year-end 2017, Crescent Point’s risked Uinta Basin horizontal inventory increased to approximately 850 net locations, up from 120 at the end of 2016. These new higher rate locations have the potential to generate significant production and increase the productive capacity of the Company’s drilling inventory by approximately 70 percent compared to the prior year. Crescent Point also updated its estimated original oil-in-place for the Uinta Basin, which grew by over 60 percent to approximately 8.5 billion barrels.

“Our operational execution was highly successful in 2017,” said Scott Saxberg, president and CEO of Crescent Point. “We added new drilling locations in each of our core areas and advanced new plays for future development. In Uinta, our risked horizontal drilling inventory increased to approximately 850 net locations and can potentially increase to over 1,700 based on the continued success of our newly acquired lands on the western portion of the basin, new zone development and additional down-spacing.”

Crescent Point’s budget remains focused on allocating capital based on returns and balancing longer-term development goals for its core areas. Over 75 percent of net wells drilled in 2018 are expected to payout in two years or less at US$55.00/bbl WTI.

2018 BUDGET AND GUIDANCE SUMMARY

Exit production (boe/d)	195,000
Total average annual production (boe/d) % Oil and NGLs	183,500 90%
Capital expenditures ($ millions) Drilling and development Facilities and seismic	$1,610 $190
Total capital expenditures, before net land and property acquisitions ($ millions)	$1,800
Net wells drilled	~630
Funds flow from operations netback based on current strip prices ($/boe) (1) (2)	~$30.00
Cash dividends per share in 2018 (based on current monthly dividend of $0.03 per share)	$0.36
Total payout based on current strip prices (%) (1) (2) (3)	99%
Net debt to funds flow from operations based on current strip prices (1) (2) (4)	1.9x
Funds flow from operations sensitivity for every US$1.00/bbl WTI ($ millions)	~$40

(1) Funds flow from operations netback, total payout, net debt and net debt to funds flow from operations as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) Current strip prices equate to US$60.14/bbl WTI and $0.80 US/CAD for 2018.
(3) Total payout is calculated on a percentage basis as capital expenditures and dividends declared divided by funds flow from operations.
(4) Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.

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All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Other Matters sections of this press release, respectively.

2018 CORE AREA SUMMARY

The following table summarizes Crescent Point’s planned core area capital allocation and expected production in 2018:

Core Area	Capital Expenditures (% of Total)	Annual Average Production (boe/d)	Exit-to-Exit Growth (%)	Net Wells (# of Locations)
Williston Basin	55%	106,000	7%	370
Southwest Saskatchewan	20%	39,500	4%	210
Uinta Basin	20%	25,000	15%	30

Figures shown above are approximations.

“Each of our core areas are expected to generate growth in 2018,” said Saxberg. “Our Williston Basin and southwest Saskatchewan areas continue to generate free cash flow and support our growth strategy in the Uinta Basin. Our 2018 focus in Uinta will include two-mile horizontal wells, multi-well pad drilling for improved efficiencies, new zone development and further delineation on the western portion of the basin.”

Throughout 2017, Crescent Point advanced its Injection Control Device (ICD) waterflood systems, which resulted in improved water injectivity and production rates. Within the Company’s Bakken waterflood in the Williston Basin, ICDs doubled water injectivity and increased oil production by approximately 25 percent. In 2018, Crescent Point is targeting total waterflood capital expenditures of approximately $35 million, an amount similar to the prior year. The Company’s 2018 budget also includes investments in climate change initiatives as well as additional remote field monitoring and automation pilots to further improve efficiencies.

During fourth quarter 2017, Crescent Point executed additional non-core asset dispositions for a total value of approximately  $40 million, of which approximately $20 million are expected to close in first quarter 2018. These transactions are in addition to the $280 million of previously announced 2017 dispositions. The Company continues to market non-core asset packages, with proceeds providing increased balance sheet strength and financial flexibility.

“In 2017, we captured over 400,000 net acres in our core areas that provide three times the potential upside relative to the non-core assets we disposed throughout the year," said Saxberg. "These transactions provide us with significant future production, reserves and inventory growth potential. We are currently marketing non-core asset packages and may also look to sell larger non-core assets to further strengthen our balance sheet, should market conditions allow.”

Crescent Point continues to remain active on its hedging program, which provides increased stability to the Company’s funds flow from operations and planned growth objectives. As at January 4, 2018, Crescent Point had 49 percent of its liquids production, net of royalty interest, hedged for first half of 2018 at a weighted average market value price of approximately CDN$73.00/bbl. For the second half of 2018, 32 percent of its liquids production is hedged at a weighted average market value price of approximately CDN$71.00/bbl. The Company's commodity hedges extend through 2019, including a significant amount of natural gas production hedged at a weighted average price of CDN$2.79/GJ.

"Our light oil-weighted asset base continues to generate top-quartile netbacks," said Saxberg. "The recent widening of oil differentials is expected to have a moderate impact on our cash flows of approximately CDN$1.50/bbl in 2018, which has already been offset by the recent increase in WTI prices."

Crescent Point retains significant financial flexibility and liquidity with no material near-term debt maturities and approximately $1.5 billion of cash and unutilized credit capacity on its covenant-based, unsecured credit facility, as at September 30, 2017.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms “total payout”, “funds flow from operations”, “funds flow from operations netback”, “net debt”, and “net debt to funds flow from operations”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Total payout is calculated on a percentage basis as capital expenditures and dividends declared divided by funds flow from operations. Total payout is used by management to monitor the Company’s capital reinvestment and dividend policy, as a percentage of the amount of funds flow from operations.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Funds flow from operations netback is calculated on a per boe basis as funds flow from operations divided by total production. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: expected production growth in 2018; expected payout rates for 75% of net wells planned to be drilled in 2018; expected 2018 annual average and exit production and related expected year-over-year growth rates; the potential production possible from new higher rate locations identified in the Uinta Basin and the potential impact of the new locations on the productive capacity of the Company’s drilling inventory; the estimated original oil-in-place for the Uinta Basin; the potential to increase the Company’s net locations in the Uinta Basin through continued success, new zone development and additional down-spacing; the Company's capital allocation strategy; budgeted 2018 capital expenditures (broken down into drilling and development and into facilities and seismic and before land and property acquisitions), net wells drilled, funds flow from operations netback based on current strip pricing, cash dividends, total payout ratio based on strip pricing, net debt to funds flow from operations, and funds flow from operations sensitivity for every US$1.00/bbl WTI; planned 2018 capital allocation and expected annual average production, exit-to-exit growth and net wells, in each case by core area; the Company’s expectation that each of its core areas are expected to generate growth in 2018; the expected continued generation of free cash flows in the Company’s Williston Basin and southwest Saskatchewan areas; the Company’s expectation that, in Uinta, it will focus on two-mile horizontal wells, multi-well pad drilling for improved efficiencies, new zone development and further expansion on the western portion of the basin in 2018; targeted 2018 waterflood expenditures and investments in climate change initiatives, remote field monitoring and automation pilots; the expected proceeds from non-core asset dispositions expected to close in first quarter 2018; the Company’s plans to continue to market additional non-core asset packages and the anticipated use of the proceeds therefrom, including to increase balance sheet strength and provide financial flexibility; the relative potential upside of the core area acquisitions completed in 2017 compared to non-core assets disposed of during the year and expected to be disposed of in first quarter 2018; the future production reserves and inventory growth potential associated with the core area acquisitions completed in 2017; and the expected impact of the Company’s hedging strategy on the stability of the Company’s funds flow from operations and the ability of the Company to meet its planned growth objectives.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2016 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2017 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended September 30, 2017 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

This press release refers to drilling locations in two categories: (i) risked locations and (ii) unrisked locations which combined, represent the Company's total drilling inventory. In addition, locations are subdivided into (a) booked locations and (b) unbooked locations. The booked locations are derived from the Corporation's most recent independent reserves evaluation as prepared by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited, both as at December 31, 2016, and were aggregated by GLJ and account for drilling locations that have associated proved and/or probable reserves, as applicable, unless otherwise stated.

Of the approximately 850 risked net Uinta horizontal locations disclosed in this press release, 23 are booked as at December 31, 2016. Based on continued success on the western portion of the Uinta Basin, new zone development and additional down-spacing, the Company's Uinta Basin horizontal inventory has the potential to increase to over 1,700 locations, of which 23 are booked as at December 31, 2016. The remaining net risked and unrisked locations are internally identified and unbooked.

References to the "total corporate productive capacity” are derived from the sum of the 30-day initial production rates of the Company's total drilling inventory, both on a risked and unrisked basis. References to the “potential upside” of asset acquisitions relative to non-core asset dispositions are derived from the before-tax net present value of unrisked drilling locations, discounted at 10 percent, in comparison to the total value of dispositions executed in 2017.

Original Oil-In-Place (OOIP) means Discovered Petroleum Initially-In-Place (DPIIP) as at December 31, 2017 based on internal estimates, but excluding gas. DPIIP, as defined in the Canadian Oil and Gas Evaluations Handbook (COGEH), is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of DPIIP includes production, reserves and contingent resources; the remainder is unrecoverable. There is significant uncertainty regarding the ultimate recoverable OOIP/DPIIP.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

CRESCENT POINT ENERGY

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020     Toll-free (US & Canada): 888-693-0020
Fax:           (403) 693-0070     Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1